KLR Energy Acquisition Corp.

811 Main Street

18th Floor

Houston, TX 77002

January 19, 2016

US Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Matthew Crispino

RE:	KLR Energy Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted November 27, 2015
CIK No. 0001659122

Dear Mr. Crispino:

On behalf of KLR Energy Acquisition Corp. (the “Company”), we hereby respond to the letter dated December 23, 2015 (“SEC Comment Letter”) from you to the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on November 27, 2015. For your convenience, we have transcribed each of the Staff’s comments below in bold type, and followed each such comment with the Company’s response in plain type.

Disclosure changes made in response to the Staff’s comments will be made in the Registration Statement on Form S-1 (“Registration Statement), to be filed substantially contemporaneously with the submission of this letter.

Please note that the Registration Statement reflects a number of changes to the structure of the offering, including, but not limited to, (i) a reduction of the size of the offering to $130,000,000, (ii) an increase of the amount to be held in the Company’s trust account to 101% of the offering proceeds, (iii) a change to the warrants included in the units being offered, which will be exercisable for a full share of common stock instead of one-half of one share and (iv) a reduction in the amount of time the Company will have to consummate its initial business combination to 18 months.

General

1.	You state that you intend to focus on the oil and gas exploration and production business, yet also state that you may pursue an acquisition in any sector or geographical location. Consider refocusing your disclosures pertaining to your business opportunity to discuss the circumstances that would lead to exercising this flexibility. Additionally, we note your disclosure on page 69 that your CEO is currently restricted by a non-compete agreement which prohibits him from acquiring or managing certain businesses in the Gulf of Mexico. It appears that your discussions of your target markets should be revised to note the material impact of this provision on business opportunities.

We have revised the Registration Statement in response to the Staff’s comment.

2.	We note the disclosures throughout the filing stating that Gary C. Hanna and T.J. Thom grew EPL from a company with a $270 million equity value in 2009 into a $2.3 billion company by 2014. When referencing the prior performance of EPL, you should provide additional information rather than the sole data point being presented in your disclosure. For example, in addition to providing the sale price of the business, disclose revenue and net income growth during those periods. Additionally, to the extent applicable, please balance your disclosure here and elsewhere in the filing where you reference EPL’s growth to identify and briefly discuss any market conditions that coincided with this growth.

January 19, 2016

U.S. Securities and Exchange Commission

Attn: Matthew Crispino

Re: KLR Energy Acquisition Corp.

We have revised the Registration Statement in response to the Staff’s comment.

Cover Page

3.	Please include the name(s) of the lead underwriter(s) in your next amendment. We may defer our review of any amendment that does not name the lead underwriter(s).

We have revised the Registration Statement in response to the Staff’s comment.

Summary, page 1

4.	Please consider removing the glossary included on page 1. If the meaning of the terms currently appearing in the glossary are not clear from the context of your disclosure, you should define them where first used in the prospectus. Refer to Rule 421(b)(3) of the Securities Act.

We have revised the Registration Statement in response to the Staff’s comment by reducing the number of terms that are defined in the glossary.

5.	We note that NASDAQ rules provide that your initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the trust account at the time of the signing of a definitive agreement. We also note your disclosure stating that you intend to satisfy this requirement even if your securities are not listed on NASDAQ. Please expand your disclosure to identify any contractual or charter provisions requiring you to satisfy the 80% test if your securities are not listed on the NASDAQ. To the extent there are no such provisions, please state so.

We have revised the Registration Statement in response to the Staff’s comment.

Business Opportunity Overview, page 1

6.	Please disclose whether prior to your formation any of your control persons were previously associated with other SPACs. If so, please identify them.

We have revised the Registration Statement in response to the Staff’s comment.

Risks, page 23

7.	Please revise this section to briefly discuss the most significant risks applicable to the business space you intend to target.

In response to the Staff’s comment, we have revised the Registration Statement to add a general risk factor with respect to the oil and gas exploration and production sector. Substantially more detailed and specific risk factors will be provided in the documentation (proxy statement or tender offer documents) provided to stockholders accompanying any business combination which we may choose to pursue.

Risk Factors, page 25

8.	We note your disclosure on page 2 stating that your CEO’s primary geographical focus in energy exploration has been the mid-continent U.S. and Gulf of Mexico regions. Tell us what consideration you gave to including a separately captioned risk factor that discusses the impact on your business of the non-compete agreement between your CEO and a third-party that restricts his ability to manage a business in the Gulf of Mexico.

January 19, 2016

U.S. Securities and Exchange Commission

Attn: Matthew Crispino

Re: KLR Energy Acquisition Corp.

In response to the Staff’s comment, we have revised pages 3, 70 and 94 of the Registration Statement to add the following: “In light of the non-competition agreement, we will not seek an initial business combination with any company operating in the businesses described above, unless such transaction were to close subsequent to the expiration of the non-competition provision. Because the non-competition provision expires on June 3, 2016, and it is unlikely that we will close our business combination by such date, we do not believe that a separate risk factor is necessary.

Competition, page 87

9.	Please refocus your disclosure to discuss the extent to which other entities with a similar objective to yours are or have announced that they intend to pursue opportunities within your target market.

We have revised the Registration Statement in response to the Staff’s comment.

Principal Stockholders, page 100

10.	Footnote 3 disclaims beneficial ownership over the shares held. Please remove this disclaimer or provide us with an analysis supporting your belief that Exchange Act Rule 13d-4 disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

We have revised the Registration Statement in response to the Staff’s comment.

Executive Office and Director Compensation, page 91

11.	You state that you will pay Ms. Thom a salary of $200,000 annually following the consummation of this offering. Please tell us if you have entered into an employment agreement with Ms. Thom and, if so, file the agreement as an exhibit. Refer to Item 601(b)(10)(iii).

We have revised the Registration Statement in response to the Staff’s comment and have filed Ms. Thom’s employment agreement as an exhibit to the Registration Statement.

Notes to Financial Statements

Note 3 – Proposed Public Offering and Private Placement

Proposed Public Offering, page F-12

12.	You indicate that the Warrants are redeemable provided there is an effective registration statement with respect to the shares of common stock underlying such Warrants and a current prospectus relating to those shares of common stock is available throughout the 30-day redemption period. Please clarify this disclosure in light of the disclosure in the penultimate paragraph on page 109 that you may exercise your redemption right even if you are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have revised the Registration Statement in response to the Staff’s comment.

Other

January 19, 2016

U.S. Securities and Exchange Commission

Attn: Matthew Crispino

Re: KLR Energy Acquisition Corp.

13.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We hereby advise the Staff that we will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. The Staff is advised that investors will not retain copies of such materials. In addition, no research reports regarding the Company will be published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 by any broker or dealer that is participating or will participate in our offering.

14.	Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

The Company advises the Staff that no such materials will be used in the prospectus.

* * * * * * * * * * *

In addition to the foregoing, on behalf of the Company, we acknowledge that:

(i)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	The Company may not assert Staff comments, or changes to disclosure in response to Staff comments, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact our counsel, Stuart Neuhauser, Esq., at any time at (212) 370-1300.

Very truly yours,

/s/ Gary C. Hanna
Gary C. Hanna Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Graubard Miller